SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to poll results of Extraordinary General Meeting held on November 28, 2017, dated November 28, 2017.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: November 28, 2017	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

EXTRAORDINARY GENERAL MEETING HELD ON 28 NOVEMBER 2017 – POLL RESULTS

The Board of the Company is pleased to announce that the proposed resolution was duly passed by shareholders by way of poll at the EGM of the Company held on 28 November 2017.

Reference is made to the circular (the “Circular”) and the notice of extraordinary general meeting of China Telecom Corporation Limited (the “Company”) dated 13 October 2017. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the Circular and the notice of extraordinary general meeting.

Poll Results of the EGM

The board of directors (the “Board”) of the Company is pleased to announce that the extraordinary general meeting (the “EGM”) of the Company was held on Tuesday, 28 November 2017 at 31 Jinrong Street, Xicheng District, Beijing, PRC. The number of issued shares of the Company as at the date of the EGM was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM. There were no restrictions on any shareholders casting votes on any of the proposed resolution at the EGM. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

A-1

The poll results in respect of the proposed resolution at the EGM were as follows:

Ordinary Resolution	No. of votes (%)
	For	Against

1.

THAT the election of Mr. Liu Aili as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Liu Aili; and THAT the Board be and is hereby authorised to determine his remuneration.

	74,231,852,201 (98.6652%)	1,004,226,304 (1.3348%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

APPOINTMENT OF DIRECTOR

The appointment of Mr. Liu Aili (“Mr. Liu”) as a Director of the Company was approved at the EGM and the term of office commences from 28 November 2017 until the annual general meeting of the Company for the year 2019 to be held in year 2020. The Company will enter into a service contract with Mr. Liu and the Board will determine remuneration of Mr. Liu with reference to his duties, responsibilities, experience as well as the current market conditions.

Mr. Liu Aili, aged 54, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Liu is a professor-level senior engineer. He received a master of management degree from Norwegian School of Management BI, a doctorate degree in business administration from the Hong Kong Polytechnic University and is a visiting scholar at Harvard University and Yale University. Mr. Liu served as Director General of Shandong Mobile Telecommunications Administration, Director General of Network Department of China Mobile Communications Corporation, Chairman and President of China Mobile Group Shandong Company Limited, Chairman and President of China Mobile Group Zhejiang Company Limited, Chairman of CMPak Limited in Pakistan, Non-Executive Director of China Communications Services Corporation Limited, Executive Director and Vice President of China Mobile Limited and Vice President of China Mobile Communications Corporation. He is also a Director and President of China Telecommunications Corporation and the Chairman of China Tower Corporation Limited. Mr. Liu has extensive experience in management and the telecommunications industry.

A-2

Save as disclosed in this announcement, Mr. Liu did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Liu does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the appointment of Mr. Liu that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen Wong Yuk Har
Joint Company Secretaries

Beijing, China, 28 November 2017

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Liu Aili (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-3